FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2005

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 7, 2005.

Luxottica to Acquire Leading Optical Chain in China

Milan, Italy - July 7, 2005 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced that it will acquire Xueliang Optical, the leading premium optical chain in Beijing, China.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “Today’s acquisition is a key strategic step for our Group, as it strengthens our position in what is fast becoming one of the most important markets in the world for fashion and premium eyewear. In fact, following the completion of this acquisition Luxottica Group will become one of the leading operators of premium optical stores in the Chinese market, with a total of 149 stores.”

Luxottica Group’s leadership position in this market is particularly important. The Chinese, for one, are already one of the largest consumer groups in the luxury industry. In addition, urban middle and upper classes — which are estimated to represent two-thirds of total consumption in China — are expected to nearly triple in the next five years, driving growth in the luxury market as well as premium eyewear.

Going forward, the Group will continue to closely monitor the development of the Chinese optical retail market, where concentration is still low, while growth rates are significantly above — in some cases as much as three times — those of most developed markets.

Luxottica Group will acquire 100 percent of the equity interest in Beijing Xueliang Optical Technology Co. Ltd. for a purchase price of RMB 169 million (approx. Euro 17 million), plus RMB 40 million (approx. Euro 4 million) in assumed liabilities. Xueliang Optical posted unaudited sales for the most recent fiscal year of RMB 102 million (approx. Euro 10 million).

Xueliang Optical brings to the Group 79 stores in Beijing. Luxottica Group already operates 70 stores in Hong Kong.

As customary, completion of the transaction remains subject to approval by the relevant Chinese governmental authorities. Luxottica Group currently anticipates receiving such approvals by the end of 2005.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores mainly in North America and Asia-Pacific and a well-balanced portfolio that comprises leading premium house and licensed brands, including Ray-Ban, the best selling sun and prescription brand in the world. Among others, the Group’s brand portfolio includes house brands Vogue, Persol, Arnette and REVO and license brands Bvlgari, Chanel, Donna Karan, Prada and Versace. Luxottica Group’s global wholesale network touches 120 countries, with a direct presence in the key 28 eyewear markets worldwide. The Group’s products are designed and manufactured at its six Italy-based high-quality manufacturing plants and at the only China-based plant wholly-owned by a premium manufacturer. For fiscal year 2004, Luxottica Group posted consolidated net sales and net income of euro 3.2 billion and euro 286.9 million, respectively. Additional information on the Group is available on the web at http://www.luxottica.com.

Set forth below is the text of a press release issued on July 27, 2005.

LUXOTTICA GROUP 2Q05 CONSOLIDATED NET SALES AGAIN TOP ONE BILLION EURO MARK, NET INCOME FOR THE QUARTER UP 15.3 PERCENT

Milan, Italy – July 27, 2005 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), global leader in the eyewear sector, today announced consolidated U.S. GAAP results for the three- and six-month periods ended June 30, 2005.

Financial highlights

Second Quarter of 2005 (1)

•                  Consolidated sales: €1,145.6 million (+41.1%, +45.0% assuming constant exchange rates (2))
• Retail sales: €842.9 million (+53.4%); Retail comparable store sales (3): +8.3%
• Total wholesale sales: €368.3 million (+17.6%)

•                  Consolidated operating income: €165.7 million (+19.1%); Operating margin: 14.5%
• Retail operating income: €100.6 million (+26.6%); Retail operating margin: 11.9%
• Wholesale operating income: €90.3 million (+24.6%); Wholesale operating margin: 24.5%

•                  Consolidated net income: €91.1 million (+15.3%); Net margin: 7.9%

•                  Earnings per share: €0.20 (US$0.25 per ADS)

Six-Month Period (4)

•                  Consolidated sales: €2,182.6 million (+38.1%, +42.5% assuming constant exchange rates (5) )
• Retail sales: €1,599.6 million (+50.5%); Retail comparable store sales (6): +5.9%
• Total wholesale sales: €695.2 million (+13.6%)

•                  Consolidated operating income: €302.2 million (+16.6%); Operating margin: 13.8%
• Retail operating income: €177.1 million (+23.4%); Retail operating margin: 11.1%
• Wholesale operating income: €168.0 million (+19.6%); Wholesale operating margin: 24.2%

•                  Consolidated net income: €167.4 million (+11.5%); Net margin: 7.7%

•                  Earnings per share: €0.37 (US$0.48 per ADS)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “Today we are reporting record sales results for our Group and continued progress towards the successful completion of the Cole National integration. For the quarter, we posted consolidated sales levels again well above the one billion Euro mark, in line with our forecast of between 4.0 and 4.15 billion euro for the full year. These strong results – sales for the quarter were up by over 41.1 percent, earnings per share by 14.9 percent - reflected the strength of our business and continued good performance by our entire team as we prepare for the second half of the year.”

Results of the retail division for the second quarter were particularly strong, especially in North America where the sun business experienced significant comparable store growth. Retail results were strong also in Asia-Pacific, with comparable store sales growth in excess of five percent as well as improvements in terms of profitability. Within retail, the integration of the former Cole National businesses continued to proceed smoothly, with operating margin for the quarter doubling year-over-year.

For the second quarter, the Group’s wholesale business experienced significant additional growth and improved profitability. Wholesale sales to third parties rose by 16.3% (by 17.0% assuming constant exchange rates), while operating margin for the entire wholesale division reached 24.5%, up 140 bps year-over-year. This significant improvement was reached despite the additional decline in the value of the U.S. currency against the Euro, by an average of nearly five percent for the quarter. Specifically, the performance of the wholesale business continued to reflect the ongoing strengthening of Luxottica Group’s brand portfolio as well as improved penetration and distribution of the Group’s product in several markets. Key house brands posted yet another quarter of strong results - Ray-Ban Sun above all - with over 20 percent growth rates for the quarter both in units and value. Within license brands, it is worth mentioning the performance of Bvlgari, which continued to show potential for additional growth.

Cash flow generation was again one of the main highlights of Luxottica Group results for the quarter. For the three-month period the Group generated €135.0 million, net of currency effect and before the payment of dividends. On June 30, 2005, Luxottica Group’s consolidated net outstanding debt was €1,673.2 million.

Luxottica Group’s consolidated results for the three- and six-month periods ended June 30, 2005, were approved today by its Board of Directors. Consolidated results for the quarter and the first half of the year include the consolidation of the Cole National business.

Luxottica Group’s financial statements for the six-month period ended June 30, 2005, according to International Financial Reporting Standards (IFRS) will be approved and communicated to the market in September 2005.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores mainly in North America and Asia-Pacific and a well-balanced portfolio that comprises leading premium house and licensed brands, including Ray-Ban, the best selling sun and prescription eyewear brand in the world. Among others, the Group’s brand portfolio includes house brands Vogue, Persol, Arnette and REVO and license brands Bvlgari, Chanel, Donna Karan, Prada and Versace. Luxottica Group’s global wholesale network touches 120 countries, with a direct presence in the key 28 eyewear markets worldwide. The Group’s products are designed and manufactured at its six Italy-based high-quality manufacturing plants and at the only China-based plant wholly-owned by a premium eyewear manufacturer. For fiscal year 2004, Luxottica Group posted consolidated net sales and net income of €3.2 billion and €286.9 million, respectively. Luxottica Group’s 2004 annual report is available online at http://annual-report-2004.luxottica.com. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

(1)  All comparisons, including percentage changes, are between the three-month periods ended June 30, 2005, and 2004.

(2)  Excludes the impact of fluctuations in currency exchange rates in the translation of operating results into Euro.  See notes to attached tables for more information.

(3)  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area. The calculation of comparable store sales for the three- and six-month periods ended June 30, 2005, includes relevant stores of the former Cole National business as if the Cole National acquisition had been completed as of January 1, 2004. Cole National results are actually consolidated with Luxottica Group results only as of the October 4, 2004, acquisition date.

(4) All comparisons, including percentage changes, are between the six-month periods ended June 30, 2005, and 2004.

(5) See note (2).

(6) See note (3)..

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2005 AND JUNE 30, 2004

KEY FIGURES IN THOUSANDS OF EURO  (4)

	2005	2004 (5)	% Change

NET SALES	1,145,566	811,711	41.1%

NET INCOME	91,067	78,968	15.3%

EARNINGS PER SHARE (ADS) (2)	0.20	0.18

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.20	0.18

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (4)

	2005	2004 (5)	% Change

NET SALES	1,442,726	977,787	47.6%

NET INCOME	114,690	95,125	20.6%

EARNINGS PER SHARE (ADS) (2)	0.25	0.21

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.25	0.21

Notes :	2005	2004
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2594	1.2046
(2) Weighted average number of outstanding shares	449,821,300	448,141,852
(3) Fully diluted average number of shares	452,429,155	450,035,449

(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(5) Certain amounts for 2004 have been reclassified to conform to the 2005 presentation

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2005 AND JUNE 30, 2004

KEY FIGURES IN THOUSANDS OF EURO  (4)

	2005	2004 (5)	% Change

NET SALES	2,182,567	1,580,830	38.1%

NET INCOME	167,405	150,143	11.5%

EARNINGS PER SHARE (ADS) (2)	0.37	0.34

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.37	0.33

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS  (1) (4)

	2005	2004 (5)	% Change

NET SALES	2,803,988	1,940,153	44.5%

NET INCOME	215,069	184,271	16.7%

EARNINGS PER SHARE (ADS) (2)	0.48	0.41

FULLY DILUTED EARNINGS PER SHARE (ADS) (3)	0.48	0.41

Notes :

	2005	2004
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2847	1.2273
(2) Weighted average number of outstanding shares	449,524,021	448,112,865
(3) Fully diluted average number of shares	452,216,587	450,033,844

(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(5) Certain amounts for 2004 have been reclassified to conform to the 2005 presentation

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2005 AND JUNE 30, 2004

In thousands of Euro (1)	2Q05	% of sales	2Q04 (2)	% of sales	% Change

NET SALES	1,145,566	100.0%	811,711	100.0%	41.1%
COST OF SALES	(364,419)		(254,843)
GROSS PROFIT	781,146	68.2%	556,868	68.6%	40.3%
OPERATING EXPENSES:
SELLING EXPENSES	(393,250)		(264,445)
ROYALTIES	(17,981)		(13,997)
ADVERTISING EXPENSES	(83,428)		(57,945)
GENERAL AND ADMINISTRATIVE EXPENSES	(107,227)		(70,618)
TRADEMARK AMORTIZATION	(13,537)		(10,736)
TOTAL	(615,422)		(417,742)
OPERATING INCOME	165,724	14.5%	139,127	17.1%	19.1%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(15,945)		(12,298)
INTEREST INCOME	1,259		799
OTHER - NET	1,095		(2,779)
OTHER INCOME (EXPENSES) NET	(13,591)		(14,278)
INCOME BEFORE PROVISION FOR INCOME TAXES	152,133	13.3%	124,848	15.4%	21.9%
PROVISION FOR INCOME TAXES	(57,811)		(43,652)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	94,322		81,196
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(3,255)		(2,229)
NET INCOME	91,067	7.9%	78,968	9.7%	15.3%
EARNINGS PER SHARE (ADS) (1)	0.20		0.18
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.20		0.18
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	449,821,300		448,141,852
FULLY DILUTED AVERAGE NUMBER OF SHARES	452,429,155		450,035,449

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain amounts for 2004 have been reclassified to conform to the 2005 presentation

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2005 AND JUNE 30, 2004

In thousands of Euro (1)	2005	% of sales	2004 (2)	% of sales	% Change

NET SALES	2,182,567	100.0%	1,580,830	100.0%	38.1%
COST OF SALES	(698,478)		(498,888)
GROSS PROFIT	1,484,089	68.0%	1,081,942	68.4%	37.2%
OPERATING EXPENSES:
SELLING EXPENSES	(766,802)		(529,064)
ROYALTIES	(34,528)		(27,472)
ADVERTISING EXPENSES	(149,094)		(104,079)
GENERAL AND ADMINISTRATIVE EXPENSES	(204,911)		(140,744)
TRADEMARK AMORTIZATION	(26,583)		(21,347)
TOTAL	(1,181,917)		(822,705)
OPERATING INCOME	302,172	13.8%	259,237	16.4%	16.6%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(31,753)		(24,380)
INTEREST INCOME	3,215		2,169
OTHER - NET	7,576		1,583
OTHER INCOME (EXPENSES) NET	(20,962)		(20,628)
INCOME BEFORE PROVISION FOR INCOME TAXES	281,210	12.9%	238,609	15.1%	17.9%
PROVISION FOR INCOME TAXES	(106,860)		(83,523)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	174,350		155,086
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(6,945)		(4,943)
NET INCOME	167,405	7.7%	150,143	9.5%	11.5%
EARNINGS PER SHARE (ADS) (1)	0.37		0.34
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.37		0.33

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	449,524,021		448,112,865
FULLY DILUTED AVERAGE NUMBER OF SHARES	452,216,587		450,033,844

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Certain amounts for 2004 have been reclassified to conform to the 2005 presentation

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

In thousands of Euro	June 30, 2005	December 31, 2004 (1)

CURRENT ASSETS:
CASH	381,362	257,349
ACCOUNTS RECEIVABLE	554,591	406,437
SALES AND INCOME TAXES RECEIVABLE	32,446	33,120
INVENTORIES	399,833	433,158
PREPAID EXPENSES AND OTHER	78,188	69,151
DEFERRED TAX ASSETS - CURRENT	87,362	104,508
TOTAL CURRENT ASSETS	1,533,782	1,303,723

PROPERTY, PLANT AND EQUIPMENT - NET	685,379	599,245

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,698,583	2,473,053
INVESTMENTS	14,520	156,988
OTHER ASSETS	55,697	23,040
SALES AND INCOME TAXES RECEIVABLES	292	9
TOTAL OTHER ASSETS	2,769,092	2,653,090

TOTAL	4,988,253	4,556,058

CURRENT LIABILITIES:
BANK OVERDRAFTS	410,148	290,531
CURRENT PORTION OF LONG-TERM DEBT	245,388	405,369
ACCOUNTS PAYABLE	282,808	222,550
ACCRUED EXPENSES AND OTHER	423,240	376,779
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	12,368	8,802
INCOME TAXES PAYABLE	35,565	12,722
TOTAL CURRENT LIABILITIES	1,409,517	1,316,753

LONG TERM LIABILITIES:
LONG TERM DEBT	1,398,976	1,277,495
LIABILITY FOR TERMINATION INDEMNITIES	54,602	52,656
DEFERRED TAX LIABILITIES - NON CURRENT	205,904	215,891
OTHER	203,996	173,896
TOTAL LONG TERM LIABILITIES	1,863,478	1,719,938

COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	14,052	23,760

SHAREHOLDERS’ EQUITY:
456,367,573 ORDINARY SHARES AUTHORIZED AND ISSUED - 449,932,787 SHARES OUTSTANDING	27,382	27,312
NET INCOME	167,405	286,874
RETAINED EARNINGS	1,506,419	1,181,421
TOTAL SHAREHOLDERS’ EQUITY	1,701,206	1,495,607

TOTAL	4,988,253	4,556,058

Notes :

(1) Certain amounts for 2004 have been reclassified to conform to the 2005 presentation.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2005 AND JUNE 30, 2004

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Retail (in thousands of U.S. Dollars)	Inter-Segment Transaction and Corporate Adj.	Consolidated

2005

Net Sales	695,195	1,599,638	2,055,087	(112,266)	2,182,567
EBITDA (3)	192,260	231,271	297,119	(26,280)	397,252
% of sales	27.7%	14.5%			18.2%
Operating income	168,031	177,121	227,550	(42,980)	302,172
% of sales	24.2%	11.1%			13.8%
Capital Expenditures	50,788	50,915	65,412	—	101,703
Depreciation & Amortization	24,229	54,150	69,568	16,701	95,080
Assets	1,670,142	1,263,055	1,528,044	2,055,057	4,988,253

2004 (1)

Net Sales	611,799	1,062,700	1,304,252	(93,669)	1,580,830
EBITDA (3)	165,232	178,758	219,390	(13,188)	330,801
% of sales	27.0%	16.8%			20.9%
Operating income	140,470	143,515	176,136	(24,749)	259,237
% of sales	23.0%	13.5%			16.4%
Capital Expenditures	12,476	26,496	32,518	—	38,972
Depreciation & Amortization	24,761	35,242	43,253	11,561	71,564
Assets	1,596,227	893,554	1,088,259	1,473,814	3,963,594

2004 As adjusted (2)

Net Sales	611,799	1,555,122	1,908,601	(94,178)	2,072,743
EBITDA (3)	165,232	191,951	235,581	(13,188)	343,994
% of sales	27.0%	12.3%			16.6%
Operating income	140,470	141,779	174,005	(30,622)	251,627
% of sales	23.0%	9.1%			12.1%
Depreciation & Amortization	24,761	50,172	61,577	17,433	92,367

Notes :

(1)	Certain amounts for 2004 have been reclassified to conform to the 2005 presentation.
(2)

These consolidated adjusted amounts are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed, aligning the consolidation periods of Cole National for both years 2004 and 2005. They reflect the consolidation of Cole National results for the first six months of 2004 (as it is in 2005). This information does not purport to be indicative of the actual results that would have been achieved had the Cole National acquisition been completed as of January 1, 2004.

(3)	EBITDA is intended as the sum of Operating income and Depreciation & Amortisation

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED NET SALES

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2005

AND JUNE 30, 2004, ASSUMING CONSTANT EXCHANGE RATES

In million of Euro	2Q 2004 U.S. GAAP results	2Q 2005 U.S. GAAP results	Adjustment for constant exchange rates	2Q 2005 adjusted results

Consolidated net sales	811.7	1,145.6	31.5	1,177.1

Manufacturing/wholesale net sales	313.1	368.3	3.8	372.1

Retail net sales	549.4	842.9	30.0	872.9

In million of Euro	1H 2004 U.S. GAAP results	1H 2005 U.S. GAAP results	Adjustment for constant exchange rates	1H 2005 adjusted results

Consolidated net sales	1,580.8	2,182.6	69.3	2,251.9

Manufacturing/wholesale net sales	611.8	695.2	8.3	703.5

Retail net sales	1,062.7	1,599.6	65.3	1,664.9

Note:

Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investement community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first six months of 2005 and the first six months of 2004 and the second quarter of 2005 and the second quarter of 2004 are calculated using for each currency the average exchange rate for the six-month period and the three-month period ended June 30, 2004, respectively. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See table above for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE SIX MONTH PERIODS ENDED
JUNE 30, 2005,

PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB

COMMUNICATION DME/5015175 DATED MARCH 10, 2005.

CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2005

	US GAAP							IAS / IFRS
	2005	IFRS 2	IFRS 3	IAS 19	IAS 38	IAS 39	Total IAS/IFRS	2005 (2)
In thousands of Euro (1)		Stock option	Business combination	Tfr & Pension	Intangibles	Derivatives	Adjustment

NET SALES	2,182,567							2,182,567
COST OF SALES	(698,478)							(698,478)
GROSS PROFIT	1,484,089							1,484,089
OPERATING EXPENSES:
SELLING EXPENSES	(766,802)							(766,802)
ROYALTIES	(34,528)							(34,528)
ADVERTISING EXPENSES	(149,094)				(934)		(934)	(150,028)
GENERAL AND ADMINISTRATIVE EXPENSES	(204,911)	(4,096)	(613)	2,159	(29)		(2,579)	(207,490)
TRADEMARK AMORTIZATION	(26,583)							(26,583)
TOTAL	(1,181,917)	(4,096)	(613)	2,159	(963)		(3,513)	(1,185,431)
OPERATING INCOME	302,172	(4,096)	(613)	2,159	(963)		(3,513)	298,659
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(31,753)							(31,753)
INTEREST INCOME	3,215					(217)	(217)	2,998
OTHER - NET	7,576							7,576
OTHER INCOME (EXPENSES) NET	(20,962)					(217)	(217)	(21,179)
INCOME BEFORE PROVISION FOR INCOME TAXES	281,210	(4,096)	(613)	2,159	(963)	(217)	(3,731)	277,479
PROVISION FOR INCOME TAXES	(106,860)	1,556	245	(824)	385	82	1,444	(105,416)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	174,350	(2,539)	(368)	1,334	(578)	(136)	(2,286)	172,064
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(6,945)							(6,945)
NET INCOME	167,405	(2,539)	(368)	1,334	(578)	(136)	(2,286)	165,119
EARNINGS PER SHARE (ADS) (1)	0.37							0.37
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.37							0.37
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	449,524,021							449,524,021
FULLY DILUTED AVERAGE NUMBER OF SHARES	452,216,587							452,216,587

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Preliminary data pending Board approval. Final data could differ from those presented herein, although not for significant amount.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
DATE: July 28, 2005	ENRICO CAVATORTA, CHIEF FINANCIAL OFFICER